

software connecting auto-carrier companies to create

visibility and efficiency

Car Delivery Network is helping, connecting, and simplifying the delivery of vehicles by providing technology to integrate the network of auto transport companies to improve visibility, efficiency and optimise capacity

www.CarDeliveryNetwork.com

The billion dollar auto-carrier network is changing

- Online companies are changing the way buyers can purchase vehicles
- Buyers get instant access to infinite inventory from anywhere
- As a result the 100 year old auto-carrier logistics requirements are changing
- The auto-carrier network is not geared up to support the change
- The new network demands longer distances, more stops, smaller loads and better planning
- This new deliver everywhere logistics model requires new tools and capabilities







The opportunity is to drive the change



- Car Delivery Network has developed the software and services to address the new deliver everywhere model
- There are 300 million vehicles on the road today
- 17 million new and 40 million used cars are sold every year
- We currently generate $500k revenue per annum and $2m to date
- Revenues are from $45-150 per Truck or $0.45 to $2 per vehicle depending on service provided
- We forecast $8-12m in revenue by 2025 with a 60% profitability
- We anticipating a $70m+ valuation by 2025 on a recurring revenue, Software as a Service technology platform
- The network will be of value to 4PL's, companies invested in the auto industry or the carriers themselves



New and Used Light-Duty Vehicle Sales, 2012-2018



Our solution is unique and ready to go



- We know automotive logistics, we have owned a 25 Car Transport company
  - Planned and dispatched loads to multiple drivers
  - Loaded and delivered vehicles and driven a truck
  - We have brokered loads and sourced capacity
- We know software, we have built the only networked auto-carrier platform
  - Built interconnected software for auto shippers, carriers, broker and drivers
  - Built mobile apps for the dispatcher, for the driver and for the dealer
  - Built Web portals for the dispatcher, broker and dealer
- Our software is fully functional
  - Import Central Dispatch, 1Dispatch, Cars Arrive and Manheim Load sheets
  - Dispatched can mange track and trace loads from the portal or mobile app
  - Electronically receive loads from shippers, brokers and other carriers
  - Can manage invoicing to customers and suppliers
  - Can advertise carrier capacity to other shippers, brokers and carriers

We have the team and the experience

Mike Thorby is the President and CEO of the company. He has 10 years of auto logistics expertise and 30 years of Software development and IT experience



Derric Hicks is VP of Sales. He has 25 years of Automotive logistics experience, has owned a 25 Truck Auto-hauler company and has been instrumental in the design and delivery of the software platform



Chris Wallis is the Chief Technology Officer and chief Architect of the system. He has 30 years experience as a software developer and 10 year of Automotive logistics experience.



This campaign will ensure we succeed



- Raise up to $1m in equity on a $5m valuation
- The funds raised will be used to
  - Increase revenue - increase sales and marketing capability to reach the thousands of auto-shippers, auto-haulers and auto-brokers using social media, industry events, email marketing, call centres and incentives via word of mouth
  - Retain customers - increase software and customer support service level by increasing the capacity of our support team to onboard, support and educate customers
  - Enhance the service - further develop the platform for the carrier network based on user feedback and demands
  - Educate the industry - Provide the auto-carrier community with a voice in the industry to help drive standards and interconnectivity